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                                                                    Exhibit 99.1


[HIGHFIELDS CAPITAL LETTERHEAD]                                     CONFIDENTIAL
                                                                    ------------


February 27, 2002                               HIGHFIELDS CAPITAL MANAGEMENT LP


Ms. M. Christine DeVita
President
Wallace-Reader's Digest Funds
Two Park Avenue, 23rd Floor
New York, NY 10016

BY FAX: 212-679-6990
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Dear Chris,

Thank you for speaking with me on Monday about our mutual interest in The Reader's Digest Association (the "Company"). I am encouraged by the fact that we appear to share similar views of the Company's prospects. We also discussed some actions that the Company could take in the near-term to further enhance the long-term value to shareholders, actions that would benefit holders of Class B Voting shares ("B Shares") and Class A Nonvoting shares ("A Shares") equally.

Highfields Capital Management LP and its funds (collectively, "Highfields") currently manage in excess of $5.2 billion and have been one of the Company's largest shareholders for some time. As reported with the SEC, at December 31, 2001 Highfields was the owner of approximately 8.4 million A Shares and 0.4 million B Shares.

Based upon the Company's most recent proxy statement we understand that the Wallace-Reader's Digest Funds (the "Wallace Funds") own approximately 6.2 million B Shares, representing 50.0% of the B Shares outstanding and 6.2% of the total A and B Shares outstanding. In addition the Wallace Funds own approximately 10.7 million A Shares.

As we discussed, Highfields has for some time encouraged the Company to more aggressively manage its capital and its portfolio of businesses, and we are frustrated with management's apparent unwillingness to do so. Specifically, we believe that a very substantial amount of shareholder value can be immediately and permanently unlocked by tapping the Company's existing $500 million shelf registration statement to issue at least $250 million of low-interest, long-term fixed rate bonds and using the proceeds to repurchase A and/or B shares. This would be highly accretive to remaining shareholders without having to bear incremental execution risks associated with acquisitions and without causing the Company to become highly leveraged.

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[HIGHFIELDS CAPITAL LETTERHEAD]


Furthermore, we believe that some of the Company's businesses (U.S. BHE and magazines) should be more aggressively managed for free cash flow, some others (QSP and Books-are-Fun) should be organically grown in the U.S. and international markets, and still others (international, Canada) should be considered for sale. To be clear, in no event should the Company make any substantial acquisitions so long as the risk-adjusted return to all shareholders of a large buyback is equal or superior. Management should focus its attention on fixing, growing or selling existing operations before considering any acquisitions. To our knowledge, several other significant shareholders concur with our strategy for the Company and have expressed their views to senior management.

Highfields and its principals have a long and successful track record of investing in public companies where Highfields has taken the initiative to encourage corporate actions that enhance value for the benefit of all shareholders. These initiatives may include calls for special meetings, actions by written consent, proxy solicitations, director appointments and other activities that may be somewhat easier for a professional investment manager such as Highfields (rather than a not-for-profit organization such as the Wallace Funds) to engage in.

In that light, Highfields hereby offers to exchange one A Share plus $3.00 for each B Share currently held by the Wallace Funds. This offer is not conditional on financing and is subject only to: a) exchange of all B Shares held by the Wallace Funds; b) preservation of the voting rights of the exchanged B Shares;
c) no acceleration of Company indebtedness as a result of the exchange; and d) receipt of any required regulatory approvals such as HSR. Our counsel does not foresee any problems with these limited conditions. This offer will expire at 4:00 PM on Thursday, March 7.

In the past year the B Shares have traded at a discount to the A Shares in a range of approximately 0% to 14%. Based upon yesterday's closing prices of $21.05 for the A Shares and $21.03 for the B Shares, the discount is currently at the lower end of its historical trading range. Notwithstanding this, our offer still represents an effective premium over the current value of the A Shares of 14%. We believe this more than fairly compensates the Wallace Funds for the value of the votes associated with their B Shares while allowing them to continue to obtain the full economic benefit of a turnaround in the Company's fortunes. Furthermore, all shareholders, including the Wallace Funds, will benefit equally from any actions taken by Highfields as a B Share owner.

As a B Share owner, Highfields will seek to cause the business and financing plan outlined above to be undertaken expeditiously. Once underway, it is our intention to seek to cause all B Shares to be converted to A Shares on a one-for-one basis without the payment of any premium, and within a reasonable period of time. To be clear, Highfields does not wish to take over the Company, enter into transactions with it or cause A and B

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Shares to be treated differently. Our interest is only in accelerating the turnaround of the Company that we and others have been demanding for some time.

Alternatively, we would be willing to discuss with you an outright purchase of all of the Wallace Funds' B Shares at a mutually agreed upon price.

I understand from our conversation that a written offer such as provided herein will be considered by the full Board of Directors of the Wallace Funds and its financial advisors. Since this is a proposal that would involve two large shareholders and not the Company, I would also ask you to please treat this matter and correspondence as confidential.

Highfields hopes to cooperate with the Wallace Funds to improve the value of our investments in the Company for the benefit of our respective constituents. I look forward to speaking with you again soon.

Sincerely,

/s/ Richard Grubman

Richard Grubman
Managing Director